Exhibit A

Ceragon Selected to Deploy Wireless Broadband Networks in a Major Project Valued at a Minimum of $26 Million to Bridge Peru’s Digital Divide

September 28, 2018

Ceragon Selected to Deploy Wireless Broadband Networks in a Major
Project Valued at a Minimum of $26 Million to Bridge Peru’s Digital Divide

Ceragon plays a key role in a massive government-sponsored program to deliver high speed, reliable broadband services to millions in rural Peru

Little Falls, New Jersey, September 28, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity to millions of Peruvians in rural regions. Ceragon will deliver end-to-end carrier-grade wireless broadband networks to the rural regions of Junín, Puno and Moquegua-Tacna. While these commercial agreements will provide orders valued at approximately $25 million, in addition to approximately $1 million in order already received, total orders from this project may reach as much as $36 million. Ceragon expects to recognize most of the revenues from this project in the next two years.

The Peruvian Government (FITEL) chose Orocom for the deployment of transport and broadband access networks in three of six regions, using both fiber and wireless technologies. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies. With a growing footprint and past experience deploying high-capacity wireless backbones for service providers in Peru, Ceragon played a major role in helping the consortium win the project by providing advisory services and the initial planning of the wireless networks for this project.

With its vast expertise in wireless networks, Ceragon will provide wireless backhaul and wireless access solutions including network design, equipment, deployment and integration services, as well as advisory services. For wireless backhaul equipment, Ceragon will provide its IP-20 Platform, which allows for a quick, scalable and reliable network rollout in challenging harsh terrains, such as the Andes mountains, overcoming microwave signal propagation challenges over the lakes and deserts of South Peru. For broadband wireless access Ceragon will provide equipment for delivering high speed internet and enterprise data services to government, healthcare, education and public safety institutions in the region.

“This project is critical to the economy of Peru as it will substantially improve connectivity among public institutions, private organizations and the general Peruvian population that lives in these rural regions," said Ira Palti, president and CEO of Ceragon. “We are excited to have been instrumental in helping form Orocom, being selected as the principal technology partner for this project and participating in fulfilling FITEL’s requirements to secure its execution. Our global end-to-end expertise in wireless networks design, rollout and optimization will help ensure a quick and efficient network rollout with the highest availability and reliability, bridging the digital divide for millions in rural Peru.”

For additional information related to this project, including certain guarantees granted by Ceragon in the framework thereof - please refer to footnote 1e in Ceragon’s 6-K that was filed today.

Ceragon Selected to Deploy Wireless Broadband Networks in a Major Project Valued at a Minimum of $26 Million to Bridge Peru’s Digital Divide

September 28, 2018

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.